

October 5, 2010

John W. Gamble Jr.
Chief Financial Officer and Executive Vice President
Lexmark International Inc.
740 West New Circle Road
Lexington, KY 40550
Also via facsimile at: (859) 232-7137

      Re: **Lexmark International Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2009
              Filed February 26, 2010
              Form 10-Q for Fiscal Quarter Ended June 30, 2010
              Filed August 6, 2010
              File No. 001-14050

Dear Mr. Gamble:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Kathleen Collins
                    Accounting Branch Chief